Exhibit 2

[Free Translation from the Hebrew Language]

Koor Industries Ltd.

(the "Company")

17 August, 2006

Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via the Magna	Via the Magna

Dear sirs,

Re: Immediate Report Regarding the Results of the

Offering of Notes (series H) pursuant to a Prospectus dated August 13, 2006

In accordance with the provisions of Section 30 of the Securities Law, 1968 and the Securities Regulations (Notice of the Results of an Offering pursuant to a Prospectus), 1969, the Company hereby announces the results of an offering pursuant to the prospectus dated August 13, 2006 (the "Prospectus").

1.	Under the Prospectus, the Company has offered to the public NIS 600,000,000 face value of notes (series H) of the Company, each with a face value of NIS 1 (the "Notes").
2.

The Notes were offered to the public in 600,000 units, each consisting of NIS 1,000, through a bidding process on the annual interest rate of the Notes, which could not have exceeded 5.1% and could not have been less than 5% (the "Bidding").

3.	Institutional investors made preliminary commitments to submit proposals for the purchase of 480,000 units, representing 80% of the units offered to the public, as described in the Prospectus.
4.	The offering of the Notes pursuant to the Prospectus was not underwritten.
5.

The list of subscribers for the units offered to the public was closed on August 17, 2006 at 16:00. In the Bidding, 840 subscriptions were received, of which 756 subscriptions were submitted by the public and 84 subscriptions were submitted by institutional investors, for the purchase of 601,215 units for aggregate consideration of NIS 601,215,000, reflecting 1.002 times the amounts of units offered.

6.	The results of the public offering through the Bidding process which took place on August 17, 2006, were as follows:
6.1.	The interest rate determined in the Bidding is 5.1% (the "Determined Interest Rate").
6.2.

The interest rate payable on the notes for the period commencing on August 20, 2006 and ending on August 31, 2007 will be 5.25% and the interest rate for the other periods will be the Determined Interest Rate.

6.3.

In connection with the public offering, 743 subscriptions for the purchase of 483,786 units that offered interest rate lower than the Determined Interest Rate were accepted in full. Such subscriptions include also 63 subscriptions for the purchase of 399,629 units that offered an interest rate lower than the Determined Interest Rate that were submitted by institutional investors.

6.4.

21 subscriptions for the purchase of 80,371 units that offered an interest rate equal to the Determined Interest Rate submitted by institutional investors were accepted in full. Under the offering to the public 76 subscriptions for the purchase of 37,058 units that offered an interest rate equal to the Determined Interest Rate were partially accepted, and each such subscriber received 96.736% (rounded to the nearest full unit).

7.	The aggregate gross proceeds to the Company from the offering of units to the public, under the Prospectus were NIS 600,000,000.

Accordingly, the minimum distribution requirement and minimum public holdings of the units required under the rules of the Tel Aviv Stock Exchange were met.

The Company thanks the public for its participation in the offering.

Respectfully yours,

Koor Industries Ltd.